NO ACT

PE
1-29-10

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE [redacted]

10011171

March 29, 2010

Erron W. Smith
Assistant General Counsel
Wal-Mart Stores, Inc.
702 SW 8th Street
Bentonville, AR 72716

Received SEC
MAR 29 2010
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-29-10

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 29, 2010

Dear Mr. Smith:

This is in response to your letter dated January 29, 2010 concerning the shareholder proposal submitted to Wal-Mart by the National Legal and Policy Center. We also have received a letter from the proponent dated February 14, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Peter Flaherty
President
National Legal and Policy Center
107 Park Washington Court
Falls Church, VA 22046

March 29, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 29, 2010

The proposal requests a report on Wal-Mart's process for identifying and prioritizing legislative and regulatory public policy advocacy activities that may include information specified in the proposal.

We are unable to concur in your view that Wal-Mart may exclude the proposal under rule 14a-8(i)(7). In our view, the proposal focuses primarily on Wal-Mart's general political activities and does not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate. Accordingly, we do not believe that Wal-Mart may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Jan Woo
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

National Legal and Policy Center

"promoting ethics in public life"

February 14, 2010

VIA EMAIL: shareholderproposals@sec.gov

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.W.
Washington, DC 20549

Re: Shareowner Proposal of the National Legal and Policy Center to Wal-Mart under Exchange Act Rule 14a-8

Dear Ladies and Gentlemen:

This letter is submitted on behalf of the National Legal and Policy Center ("NLPC") in response to a January 29, 2010 request from Wal-Mart to the Division of Corporation Finance ("Staff") for a no-action letter concerning the above-captioned shareowner proposal.

RESPONSE TO WAL-MART'S CLAIMS

I. The Staff has previously denied a no-action request on a substantially similar proposal.

The Proposal is substantially similar to that in *JPMorgan Chase & Co. (March 7, 2008)* in which the Staff ruled that the company could not exclude a proposal requesting a report on the company's lobbying priorities. The instant Proposal is substantially the same as in the proposal in *JPMorgan Chase & Co.*

107 Park Washington Court • Falls Church, VA • 22046
703-237-1970 • fax 703-237-2090 • www.nlpc.org

Conclusion

Based upon the forgoing analysis, we respectfully request that the Staff reject Wal-Mart's request for a "no-action" letter concerning the Proposal. If the Staff does not concur with our position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response. Also, we request to be party to any and all communications between the Staff and Wal-Mart and its representatives concerning the Proposal.

A copy of this correspondence has been timely provided to Wal-Mart and its counsel. In the interest of a fair and balanced process, we request that the Staff notify the undersigned if it receives any correspondence on the Proposal from Wal-Mart or other persons, unless that correspondence has specifically confirmed to the Staff that the Proponent or the undersigned have been timely provided with a copy of the correspondence. If we can provide additional correspondence to address any questions that the Staff may have with respect to this correspondence or Wal-Mart's no-action request, please do not hesitate to call me at 703-237-1970.

Sincerely,

Peter Flaherty
President

cc: Erron W. Smith, Assistant General Counsel – Corporate Division, Wal-Mart

Walmart
Save money. Live better.
702 SW 8th Street
Bentonville, AR 72716
Phone 479.277.0377
Erron.Smith@walmartlegal.com

Legal

Erron W. Smith
Assistant General Counsel – Corporate Division

January 29, 2010

<u>VIA E-MAIL</u>

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.W.
Washington, D.C. 20549

Re: Wal-Mart Stores, Inc.—Notice of Intent to Omit from Proxy Materials the Shareholder Proposal of the National Legal and Policy Center

Ladies and Gentlemen:

Wal-Mart Stores, Inc., a Delaware corporation ("*Walmart*" or the "*Company*"), files this letter under Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "*Exchange Act*"), to notify the Securities and Exchange Commission (the "*Commission*") of Walmart's intention to exclude a shareholder proposal (the "*Proposal*") from Walmart's proxy materials for its 2010 Annual Shareholders' Meeting (the "*2010 Proxy Materials*"). The Proposal was submitted to Walmart by the National Legal and Policy Center (the "*Proponent*"). Walmart asks that the staff of the Division of Corporation Finance of the Commission (the "*Staff*") not recommend to the Commission that any enforcement action be taken if Walmart excludes the Proposal from its 2010 Proxy Materials for the reasons described below. A copy of the Proposal, along with the related cover letter, is attached hereto as <u>Exhibit A</u>.

Walmart expects to file its 2010 Proxy Materials with the Commission on or about April 19, 2010. Walmart intends to begin printing the 2010 Proxy Materials on or about April 15, 2010, so that it may begin mailing the 2010 Proxy Materials no later than April 19, 2010. Accordingly, Walmart would appreciate the Staff's prompt advice with respect to this matter.

I. <u>The Proposal</u>.

The resolution included in the Proposal requests that the Board of Directors of the Company (the "*Board*") prepare a report to shareholders on the Company's process for identifying and prioritizing legislative and regulatory public policy advocacy activities, and suggests that "[t]he report may:

1. Describe the process by which the Company identifies, evaluates and prioritizes public policy issues of interest to the Company;

2. Describe the process by which the Company enters into alliances, associations, coalitions and trade associations for the purpose of affecting public policy;

3. Identify and describe public policy issues of interest to the Company;

4. Prioritize the issues by importance to creating shareholder value; and

5. Explain the business rationale for prioritization."

II. <u>Grounds for Exclusion</u>.

The Proposal involves the ordinary business operations of the Company and may be excluded under Rule 14a-8(i)(7).

Under well-established precedent, Walmart believes that it may exclude the Proposal pursuant to Rule 14a-8(i)(7), which permits a company to exclude a shareholder proposal that "deals with a matter relating to the company's ordinary business operations." The purpose of the exclusion is to reserve to management and the board of directors authority to conduct the day-to-day operation of the company's business, and to avoid involving shareholders in the details of the company's routine operations by way of the proxy process. *See* Release No. 34-40018 (May 21, 1998) (the "*1998 Release*"); Release No. 34-12999 (November 22, 1976). The Staff also has stated that shareholder proposals requesting the issuance of a report will be excludable under Rule 14a-8(i)(7) if the subject matter of the report involves the ordinary business of the issuer. *See* Release No. 34-20091 (August 16, 1983). In addition, the Staff has indicated, "[where] the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business . . . it may be excluded under rule 14a-8(i)(7)." *See Johnson Controls Incorporated* (October 26, 1999).

The Proposal clearly involves ordinary business matters and seeks to involve the shareholders in matters fundamental to the management of Walmart's day-to-day operations.

The Proposal's subject matter is Walmart's "legislative and regulatory public policy advocacy activities" and the process involved in and the conduct of those activities. It seeks to delve into matters of process, specifically how Walmart (i) identifies, evaluates and prioritizes public policy issues of interest to Walmart, and (ii) enters alliances, associations (trade and other) and coalitions for the purpose of affecting public policy. It is true that the Proposal suggests that the report it requests *may* list the public policy issues of interest to Walmart, *may* prioritize those interests by importance to creating shareholder value and *may* explain Walmart's business rationale for that prioritization. However, as the last paragraph of the Statement of Support included in the Proposal (the "*Supporting Statement*") reveals, this Proposal is really designed to enable shareholders to delve into the "*process* by which [Walmart] takes, prioritizes and promotes its public policy positions." (emphasis added). As a result, the Proposal is one in which the shareholders would be addressing a matter so complex that the shareholders as a group would not be in a position to make an informed judgment. See 1998 Release at footnote 44.

In its interpretation of Rule 14a-8(i)(7) found in Section III of the 1998 Release, the Staff articulated the general considerations for application of the ordinary business exclusion. It noted that the policy underlying the exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." It described two central considerations underlying the policy for permitting the exclusion of a shareholder proposal that addresses a company's ordinary business operations:

- the subject matter of the proposal relates to tasks so fundamental to management's ability to run a company on a day-to-day basis, they could not, as a practical matter, be subject to direct shareholder oversight; and

- the proposal is one that seeks to "micro-manage" the company by probing too deeply into the matters of a complex nature upon which the shareholders, as a group, would not be in a position to make an informed judgment (collectively, the "*Ordinary Business Considerations*").

The Staff also there indicates that proposals whose subject matter fits within the first Ordinary Business Consideration but that focus on sufficiently significant social policy issues *generally* will not be excludable because they transcend day-to-day business matters and raise policy issues so significant that they are appropriate for a shareholder vote.

The processes and conduct of Walmart's public policy advocacy activities, which are fundamental to the Board's and Walmart's management's ability to run Walmart's day-to-day operations, fall within the scope of the first Ordinary Business Consideration. Further, the Proposal seeks to manage very complex issues relating to Walmart's decision-making process as described in the second Ordinary Business Consideration. Thus, the Proposal is excludable under Rule 14a-8(i)(7).

As with most large, multinational companies, a wide range of public policies affect Walmart, its daily operations, its financial results and the intrinsic value and market price of its stock. Those policies relate to such varied matters as income tax rates, tariffs on goods imported into the United States, product safety, environmental regulation, renewable energy, interstate trucking, and many other laws, rules, and regulations impacting the Company's business operations. Walmart addresses matters of public policy when and in the manner the Board and its management decide are appropriate. For example (and as the Proposal notes), Walmart has taken a position in the current debate on health care reform. As the United States' largest private employer, Walmart has done so both out of concern for the welfare of its associates (i.e., its employees) and their families and in view of the increasing cost of making health care benefits available to associates in the United States and to all Americans. Obviously, the availability of affordable medical care to Walmart's associates and their families is an important and complex issue for Walmart and has important implications for Walmart's short- and long-term business.

Walmart's positions on such issues, the priorities Walmart gives to them, the rationales for the prioritization, and if, when and how Walmart chooses to address those issues form part of the fabric of the conduct of Walmart's day-to-day business operations and are influenced by the effect those issues have on those day-to-day operations and on Walmart's overall business. These policy issues often prove to be extraordinarily complex. Properly addressing any such policy issue requires a detailed understanding of a complex set of facts and current or proposed laws or regulations, Walmart's goals with respect to the issue, the issue's effect or potential effect on Walmart and its associates and shareholders, how to address the issue most effectively with lawmakers or regulators, and many other matters. What issues are important, Walmart's positions on the issues, the issues' priorities and Walmart's strategies for addressing the issues have evolved over time and will, no doubt, continue to evolve as events unfold, new facts emerge and continuing consideration is given to the issues and how they affect Walmart and its associates and shareholders. The circumstances influencing how any company addresses policy issues do and can change swiftly and dramatically and can require the company to react promptly. Because of the speed and urgency with which companies must respond to public policy issues, companies generally cannot wait for the next shareholders' meeting to obtain guidance from their shareholders on how to deal with such matters. As is apparent, these matters are fundamentally intertwined in the management of the day-to-day operations of the Company and unsuited for shareholder intervention.

The Proposal seeks to obtain information about the Company's process for making decisions and, as evidenced by the first paragraph of the Supporting Statement, is aimed at ultimately dictating the facts and principles that the Board and management may consider in making decisions on these matters and the persons whose views they may consider in making those decisions. This is a stark example of how the Proposal probes much too deeply into matters of a complex nature regarding which the shareholders, as a group, would not be in a position to make an informed judgment. As a result, it is clear that the Proposal seeks to have Walmart's shareholders engaged in the micro-management of complex business matters.

The Proposal does not focus on, or implicate, a significant social policy.

As noted above, proposals that deal with a company's ordinary, day-to-day business operations but that focus on sufficiently significant social policy issues generally will not be excludable because they raise policy issues so significant that they are appropriate for a shareholder vote. In this case, however, the Proposal does not focus on, expressly or by implication, any significant social policy. The Proponent may claim that the Proposal involves Walmart's position on such policy issues as health care reform, cap-and-trade legislation and taxation, thereby attempting to classify the Proposal as one that focuses on a "sufficiently significant social policy issue" that arguably causes the Proposal to "transcend the day-to-day business matters" of Walmart. In fact, the Supporting Statement does contain references to such matters, but by way of illustrating another point. A close reading of the Proposal's resolution and the Supporting Statement reveals that the real purpose and subject matter of this Proposal is not to have the shareholders provide guidance to the Board as to their preferred position on any particular social issue, but rather the objective of the Proponent is to be involved in the process and conduct of Walmart's "legislative and regulatory public policy advocacy activities," which are matters that should be left to the Board and Walmart's management.

In this regard, it is important to recall that the Proposal suggests that the report sought by the Proposal *may* include descriptions of the Board's and management's decision-making processes regarding identifying and addressing public policy issues and entering alliances, associations and coalitions, as well as a list of issues of interest, prioritized by importance to creating shareholder value, and an explanation of Walmart's rationale for such prioritization. A report covering these matters is clearly intended to address primarily, not the propriety of the positions Walmart takes, but Walmart's internal processes and decision-making.

The "Whereas" clause preceding the resolution in the Proposal discusses Walmart's responsibility to create shareholder value, achieved in part by "*identifying and advocating* legislative and regulatory public policies that would advance Company interest and shareholder value *in a transparent and lawful manner*." (emphasis added). As is apparent, this point addresses only the manner in which the identification and advocacy of policies are to be accomplished, not any particular policy sought to be forwarded by the Company. The process and manner of Walmart's conduct of public policy advocacy activities – *and not any social policy issue* – are the subjects of the "Whereas" clause in the Proposal.

The true subject matter of the Supporting Statement is the process and conduct of Walmart's public policy advocacy activities. In the first paragraph of the Supporting Statement, the Proponent addresses *how* the Board and management should manage those activities and make decisions regarding them, stating:

> "The Company's public policy positions and related advocacy activities should be developed and prioritized based on market and fact-based

analyses and not on pressure from politicians, union bosses, or anti-business activists who are hostile to Wal-Mart and its business model."

Clearly, this statement addresses the Proponent's preferred basis for the *process* of making decisions about public policy issues and the conduct of Walmart's public policy advocacy activities, not any particular social policy issues themselves.

The next five paragraphs of the Supporting Statement make statements attempting to substantiate the notion that the decision-making process at Walmart is influenced by pressure from "politicians, union bosses, or anti-business activists" by discussing matters relating to two very distinct policy issues: health care reform and cap-and-trade legislation. Although raising negative points about the issues discussed, these paragraphs do not expressly call for Walmart to take different policy positions, but seek to argue that the Board's and management's decision-making process, including the principles on which decisions are made, needs to be revised.

The seventh paragraph of the Supporting Statement asserts that Walmart has a "far lower profile" on a number of policy matters described there. The actual position taken by Walmart on such matters is not addressed. The Proponent's apparent complaint goes to a perceived lack of public awareness of Walmart's positions on such policy matters. The complaint in this paragraph addresses *how* Walmart conducts its policy advocacy activities on particular issues, including how prominently Walmart publicizes its positions on those issues as compared to others, but it does not address Walmart's actual position on the issues themselves.

The last paragraph of the Supporting Statement confirms the conclusion that the Proposal is all about process and conduct, stating that: "[a]bsent a system of reporting, shareholders cannot properly evaluate the Company's process by which it takes, prioritizes and promotes public policy positions." This statement reveals the true purpose of the Proposal: to have shareholders involved in the management of the process by which the Board and Walmart's management take, prioritize and promote Walmart's various public policy positions.

When assessing proposals under Rule 14a-8(i)(7), the Staff has stated that it considers both the resolution and the supporting statement as a whole. *See* Staff Legal Bulletin No. 14C, part D.2 (June 28, 2005). However, a supporting statement alone may cause the Staff to conclude that a proposal relates to an ordinary business matter. As a result, the Staff has permitted exclusion of proposals and supporting statements that requested that the subject company produce reports on a variety of issues that the Staff concluded were related to the ordinary business operations of the company. For instance, the Staff has permitted the exclusion of proposals requesting the issuance of a business social responsibility report that included a company's plan to address specific public policy matters, a report related to certain lobbying activities concerning a company's products, a report evaluating the impact of a flat tax on the company, and a report discussing a company's particular credit policies and loan underwriting policies. The Staff permitted the exclusion of the proposals because they all related to the ordinary business of the related company. *See, e.g.*, *Abbott Laboratories* (February 11, 2009); *Bank of America Corporation* (February 27, 2008); *Citigroup Inc.* (February 5, 2007); *Bank of America Corporation* (January 31, 2007); *Pfizer Inc.* (January 31, 2007); *General Electric Co.* (January 30, 2007); *Johnson & Johnson* (January 24, 2006); and *General Electric Company* (January 17, 2006). Just as the Staff found that the situations described in the letters mentioned above were related to the ordinary business operations of the subject company, Walmart believes that its internal processes regarding, and the conduct of, its public policy-related activities are precisely the type of critical ordinary business operations contemplated by Rule 14a-8(i)(7), processes and operations that are ill-suited for either public discussion or micro-management by shareholders at an annual shareholders' meeting.

The fact that a proposal may touch upon a matter with public policy implications does not necessarily take the proposal out of the realm of ordinary business matters. Rather, no-action precedents demonstrate that the applicability of Rule 14a-8(i)(7) depends largely on whether implementing the proposal would have broad public policy impacts outside the company or would only deal with matters of the company's internal business operations, planning and strategy. For example, in *Microsoft Corporation* (September 29, 2006), the Staff concurred with Microsoft's conclusion that it could exclude a proposal relating to a significant policy issue (*i.e.*, net neutrality), because it recognized that evaluating the impact of expanded government regulation of the internet was a matter of the company's internal business operations, planning and strategy.

The Staff has consistently concurred that proposals seeking reports on a company's handling of or assessment of legislative, policy and/or regulatory actions are ordinary business matters. In *International Business Machines Corporation* (March 2, 2000), the Staff concurred that the company could exclude a proposal seeking to establish a board committee "for the purpose of evaluating the impact on the company of pension-related proposals now being considered by national policy makers." In its response to the registrant's no-action request, the Staff noted that the proposal "appears directed at involving IBM in the political or legislative process relating to an aspect of IBM's operations." A similar conclusion was reached in *International Business Machines Corporation* (January 21, 2002), in which the Staff concurred that a proposal requiring the company to "join with other corporations to support the establishment of a national health insurance system" was excludable, as it was "directed at involving IBM in the political or legislative process relating to an aspect of IBM's operations." *See also Citigroup Inc.* (February 5, 2007), *Bank of America Corporation* (January 31, 2007), *Pfizer Inc.* (January 31, 2007), *General Electric Company* (January 30, 2007) (each permitting exclusion of proposals requesting a report on the company's activity and plans with respect to certain regulatory matters and public policies when the supporting statements suggested that the company engage in lobbying activities with respect to certain matters), and *Pacific Enterprises* (February 12, 1996) (concurring that a proposal submitted to a California utility asking that it dedicate the resources of its regulatory, legislative and legal departments to ending California utility deregulation was excludable because it was directed at involving the company in the political or legislative process relating to an aspect of the company's operations). As was the case with the proposals at issue in *International Business Machines* (both letters mentioned above), *Citigroup*, *Bank of America*, *Pfizer*, *General Electric* and *Pacific Enterprises*, the Proposal seeks to intervene in Walmart's fundamental, day-to-day operations, and therefore the Proposal is excludable under Rule 14a-8(i)(7).

The Company is aware that the Staff did not concur with the exclusion of a somewhat similar proposal submitted by a different proponent in 2008. *See JPMorgan Chase & Co.* (March 7, 2008). However, the Proposal is distinguishable from the proposal in *JPMorgan Chase & Co.* In *JPMorgan Chase & Co.*, while the proposal did request some of the same information regarding the company's process surrounding legislative and regulatory public policy advocacy activities, that proposal *required* the report to include not only a description of that process, but also a prioritized list of issues of interest and rationales for the prioritization. More importantly, the supporting statement in that proposal makes clear that the proponent's primary goal was to cause the registrant to adopt a specific policy regarding litigation reform. The supporting statement made clear that the proponent was concerned about the effect on the registrant of unmeritorious litigation and that such concern stemmed from the settlement of various lawsuits by the registrant in the past that had cost the registrant billions of dollars, and was urging the company to advocate for litigation reform. Neither the Supporting Statement nor any other part of the Proposal focuses on such a specific public policy issue.

In summary, the Proposal:

- involves Walmart's ordinary business matters, which are fundamental to the management of Walmart's day-to-day business operations;
- seeks to intrude into the conduct of ordinary business matters and micro-manage Walmart's day-to-day business operations; and
- does not focus on or implicate any significant social policy.

As a result, the Proposal relates solely to ordinary business matters as contemplated by Rule 14a-8(i)(7) and may be excluded under Rule 14a-8(i)(7).

III. Conclusion.

Walmart hereby requests that the Staff confirm that it will not recommend any enforcement action if Walmart excludes the Proposal from the 2010 Proxy Materials. Should you disagree with the conclusions set forth herein, we would appreciate the opportunity to confer with you prior to the issuance of the Staff's response. Moreover, Walmart reserves the right to submit to the Staff additional bases upon which the Proposal may properly be excluded from the 2010 Proxy Materials.

By copy of this letter, the Proponent is being notified of Walmart's intention to omit the Proposal from its 2010 Proxy Materials.

Please call the undersigned at (479) 277-0377 or Geoffrey W. Edwards, Assistant General Counsel, at (479) 204-6483 if you require additional information or wish to discuss this submission further.

Thank you for your consideration.

Respectfully Submitted,

Erron W. Smith
Assistant General Counsel

cc: National Legal and Policy Center
Attn: Mr. Peter Flaherty, President
107 Park Washington Court
Falls Church, Virginia 22046

Enclosures

Exhibit A

Proposal

[begins on next page]

National Legal and Policy Center
"promoting ethics in public life"

December 17, 2009

Mr. Gordon Y. Allison
Vice President and General Counsel
Wal-Mart
702 Southwest 8th Street
Bentonville, AR 72716-0215

VIA EXPRESS MAIL & FED EX

Dear Mr. Allison:

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Wal-Mart ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

National Legal and Policy Center (NLPC) is the beneficial owner of 69 shares of the Company's common stock, which shares have been held continuously for more than a year prior to this date of submission. NLPC intends to hold the shares through the date of the Company's next annual meeting of shareholders. The attached letter contains the record holder's appropriate verification of NLPC's beneficial ownership of the aforementioned Company stock.

The Proposal is submitted in order to promote shareholder value by requesting a report on the Company's lobbying priorities.

I will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact me at the number below. Copies of correspondence or a request for a "no-action" letter should be forwarded to me at the address below.

Sincerely,

Peter Flaherty
President

Enclosures: Shareholder Resolution: Lobbying Priorities Report
Letter from Fidelity

107 Park Washington Court • Falls Church, VA • 22046
703-237-1970 • fax 703-237-2090 • www.nlpc.org

Lobbying Priorities Report

Whereas:

Wal-Mart's primary responsibility is to create shareholder value. The Company should pursue legal and ethical means to achieve that goal, including identifying and advocating legislative and regulatory public policies that would advance Company interests and shareholder value in a transparent and lawful manner.

Resolved: The shareholders request the Board of Directors, at reasonable cost and excluding confidential information, report to shareholders on the Company's process for identifying and prioritizing legislative and regulatory public policy advocacy activities. The report may:

1. Describe the process by which the Company identifies, evaluates and prioritizes public policy issues of interest to the Company;

2. Describe the process by which the Company enters into alliances, associations, coalitions and trade associations for the purpose of affecting public policy;

3. Identify and describe public policy issues of interest to the Company;

4. Prioritize the issues by importance to creating shareholder value; and

5. Explain the business rationale for prioritization.

Statement of Support:

The Company's public policy positions and related advocacy activities should be developed and prioritized based on market and fact-based analyses and not on pressure from politicians, union bosses, or anti-business activists who are hostile to Wal-Mart and its business model.

In a June 30, 2009 letter to Barack Obama, the Wal-Mart CEO endorsed an employer mandate on business for health care coverage. The Chamber of Commerce, the National Federation of Independent Business and the National Retail Federation all oppose such an employer mandate.

The Wal-Mart letter was co-signed by Andrew Stern, President of the Service Employees International Union (SEIU) and John Podesta, President of the Center for American Progress (CAP).

SEIU funds Wal-Mart Watch, a vociferous Wal-Mart critic. SEIU has a long relationship with the scandal-plagued Association of Community Organizations for Reform Now (ACORN). Both SEIU and CAP promote "card check." CAP is funded in part by the foundation of billionaire George Soros.

According to the Wal-Mart 2009 Sustainability Report:

> Currently, we are…supporting legislation in the U.S. to reduce greenhouse gas emissions — including the enactment of a well-designed cap-and-trade system.

Cap-and-trade would raise costs for all businesses. A 2009 Heritage Foundation study estimated that the Waxman-Markey cap-and-trade bill, for instance, would destroy over 1.1 million jobs, hike electricity rates 90 percent, and reduce the U.S. gross domestic product by nearly $10 trillion over the next 25 years.

At the same time, Wal-Mart has had a far lower profile on issues like tort liability reform, corporate taxation, capital gains tax increase, double taxation of dividends, and other issues of importance to the Company and its shareholders.

Embracing public policy positions that are contrary to the economic interests of consumers who buy Company products, or the preservation of the free-enterprise system as a whole, harms shareholder value.

Absent a system of reporting, shareholders cannot properly evaluate the Company's process by which it takes, prioritizes and promotes its public policy positions.